EXHIBIT 99.1

STEALTHGAS INC. Announces Share Buy Back Program, New Charter Arrangements for Nine Vessels and the Sale and Lease Back of One Vessel

ATHENS, Greece, Nov. 26, 2014 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced that its Board of Directors has approved a share repurchase program and authorized the officers of the Company to repurchase, from time to time, up to $10,000,000 of the Company's common stock (par value $0.01). Shares may be purchased in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company, and the program may be discontinued at any time.

Sale of Vessel

The Company has entered into a sale and leaseback agreement for one vessel in its fleet, the 7,215cbm, built 2001, LPG carrier, Gas Premiership. The proceeds from the sale of the vessel are $14.2 million and net proceeds after debt repayment are approximately $7 million. The Company will continue to operate the vessel and entered into agreement to bareboat charter back the same vessel for four years.

Charter Arrangements for Vessels

The Company also announced the conclusion of the following chartering arrangements:

A three year time charter for its 5,000 cbm, 2008 built, LPG carrier, Gas Shuriken, to an international trading house until October 2017.

A three year time charter for its 5,000 cbm, 2008 built, LPG carrier, Gas Defiance, to an international trading house until January 2018.

A six month time charter for its 3,500 cbm, 1996 built, LPG carrier, Gas Evoluzione, to a national energy company, until March 2015.

A six month time charter for its 5,000 cbm, 1996 built, LPG carrier, Gas Nirvana, to a national energy company, until March 2015.

A four month time charter for its 5,000 cbm, 2003 built, LPG carrier, Gas Prodigy, to an international gas trader, until March 2015.

A three month time charter for its 6,500 cbm, 1992 built, LPG carrier, Gas Moxie, to an international gas trader, until January 2015.

A three month time charter for its 3,500 cbm, 2006 built, LPG carrier, Gas Enchanted, to an international gas trader, until January 2015.

A three month time charter for its 3,500 cbm, 2003 built, LPG carrier, Gas Alice, to an international gas trader, until January 2015.

A two month time charter for its 3,500 cbm, 2014 built, LPG carrier, Eco Corsair, to an established operator, until December 2014.

With these charters the Company has increased the contracted revenues to approximately $235 million. Total voyage days of our fleet are 88 pct covered for the remainder of 2014, 60pct covered for 2015 and 31pct for 2016.

CEO Harry Vafias commented

We are very satisfied to see continuous demand for our fleet, especially the two three year charters, despite the fact that q4 hasn't shown yet its typical strength. Since we are trading at a significant discount to our assessed NAV, we decided that it would be beneficial to our shareholders to restart our share buyback program. Last but not least we are happy with the price achieved for one of our middle aged ships.

About StealthGas Inc.

Headquartered in Athens, Greece, StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 42 LPG carriers with a total capacity of 202,102 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to operate the 7,215cbm, built 2001, LPG carrier, Gas Premiership and to acquire 16 LPG carriers with expected deliveries ranging from 2015 to 2017. Giving effect to the delivery of these acquisitions, and including the Gas Premiership, StealthGas Inc.'s LPG fleet will be composed of 59 LPG carriers with a total capacity of 360,241 cubic meters (cbm). StealthGas Inc.'s shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS".

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in STEALTHGAS INC's operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Our website address is www.stealthgas.com

CONTACT: Company Contact:
         Stavros Papantonopoulos
         Finance Manager
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: info@stealthgas.com